Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2021

Maroussi, Greece, June 2, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced unaudited results for the three months ended March 31, 2021.

Summary

For the three months ended March 31, 2021, our Revenues, net were $5.2 million, while our time charter equivalent revenues were $4.3 million, a decrease of $0.7 million, or 13.6% compared to the same period in 2020. Net loss attributable to common shareholders for the three months ended March 31, 2021 was $2.1 million, or a loss per share (basic and diluted) of $0.07 which was greater than the results from the comparable period of 2020. Our Adjusted EBITDA was $0.8 million which represented a decrease of $0.5 million over the comparable 2020 quarter. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the three months ended March 31, 2021 reflected a continuation of a difficult chartering environment. The average daily time charter equivalent rates (“TCE”) for our medium range product tankers (“MR”) was $12,738 in the first quarter of 2021, which we believe was much better than rates that could have been achieved in the spot market. We benefited from staggered, shorter-term time charters which provided us predictable cash flow. As of June 1, 2021, 100% of available days in the second quarter of 2021 were booked at an average rate of $13,331 for our MR’s.

As previously disclosed, we completed the sale of the Pyxis Delta, our 2006 built non-eco tanker, in January 2020, which was the first step in a series of transactions to de-lever our balance sheet, enhance our debt profile, improve liquidity and better position us for growth opportunities. Since the beginning of the second half, 2020 we have completed two loan re-financings and two equity offerings, raising over $62 million in the aggregate. For example, during the first quarter of 2021, we completed a $25 million common stock private placement and a $17 million loan for the Pyxis Epsilon. More recently, we announced the acquisition of a 2013 built MR which we expect to take delivery by early July.

Based on commercial sources, the evidence of economic improvement has expanded from many parts of Asia to the U.S. and certain areas of Western Europe. Demand for refined petroleum products has improved as global inventories now approach five year averages. In April, the International Monetary Fund revised its forecast of global growth to 6% this year, followed by 4.4% in 2022. We believe the easing of government restrictions and protocols on personal and commercial activities for the prevention of Covid-19 to vastly improve mobility and consequently dramatically increase the global demand for transportation fuels. As the global economies return to a “New Norm” while still managing the uncertain path of COVID-19 and its various mutations, we expect the product tanker sector to continue to experience significant volatility in the short-term. However, we anticipate a meaningful, more sustainable recovery in our sector should start to occur this fall. Besides rising demand, the vessel supply outlook continues to improve. The ordering of new product tankers continues to be low. The uncertainty surrounding the chartering environment, expanding environmental regulations, new ship and engine designs, rapid escalating construction costs, evolving lower-carbon fuel choices and limited availability of competitive debt continue to constrain new ordering activity. In addition, a number of leading Asian shipyards are now booked through 2023 with vessel construction contracts from booming sectors, such as, drybulk and containerships. Lastly, the aging fleet should lead to more scrapping of older, less efficient tankers and further reduce the worldwide fleet. For example, according to a leading industry source, it was recently estimated that approximately 7% of the global fleet of MR2 are 20 years of age or more. By early May of this year, reportedly 16 MRs had been demolished, and if the same pace of scrapping continues for the balance of 2021, it could lead to the highest level over the past 11 years. High scrap metal prices are also contributing to this pick-up in activity. Overall, we expect net annual supply growth for MR’s to be approximately 2% in 2021 through 2022. Therefore, we continue to be optimistic for the long-term.”

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Results for the three months ended March 31, 2020 and 2021

For the three months ended March 31, 2021, we reported Revenues, net of $5.2 million, a decrease of $1.4 million, or 21.0%, from $6.6 million in the comparable period of 2020 primarily due to lower charter rates. During the first quarter of 2021, all of our Eco-MRs were under existing time charters resulting in an average daily TCE of $12,738.

Our net loss attributable to common shareholders for the period ended March 31, 2021, was $2.1 million, or a loss per share of $0.07 (basic and diluted), compared to a net loss of $1.2 million, or a loss per share of $0.06 (basic and diluted) for the same period in 2020. Lower daily TCE of $10,865 and lower utilization of 87.6% for the fleet during the quarter ended March 31, 2021, were compared to $11,917 and 91.4%, respectively, in the 2020 period. Operating expenses and vessel management fees were comparatively lower in the 2021 period as a result of the sale of our oldest MR in January 2020. The most recent quarter of 2021 was negatively impacted by a $0.5 million loss, or $0.02 per share, associated with loan refinancing of the Pyxis Epsilon at the end of March.

Our Adjusted EBITDA was $0.8 million for the three-month period ended March 31, 2021, which represented a decrease of $0.4 million from $1.2 million for the same period in 2020.

	Three Months ended March 31,
	2020	2021
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	6,635	5,242
Voyage related costs and commissions	(1,682)	(961)
Time charter equivalent revenues [1]	4,953	4,281

Total operating days [2]	416	394

Daily time charter equivalent rate [1,2]	11,917	10,865

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2 Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2020 and 2021

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $5.2 million for the three months ended March 31, 2021, represented a decrease of $1.4 million, or 21.0%, from $6.6 million in the comparable period of 2020, primarily due to lower chartering activity.

Voyage related costs and commissions: Voyage related costs and commissions of $1.0 million for the quarter ended March 31, 2021, represented a decrease of $0.7 million, or 42.9%, compared to $1.7 million for the same period in 2020. The decrease was primarily a result of a decline in spot activity for our MRs from 29 days during the three months ended March 31, 2020 to four days during the comparable period in 2021. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

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Vessel operating expenses: Vessel operating expenses of $2.5 million for the three months ended March 31, 2021, represented a decrease of $0.2 million, or 8.1%, compared to the same period in 2020 mainly attributed to the sale of Pyxis Delta that occurred in January 2020.

General and administrative expenses: General and administrative expenses of $0.6 million for the quarter ended March 31, 2021 were 13.8% higher than the same period in 2020 primarily due to higher professional fees at the time.

Management fees: For the three months ended March 31, 2021, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.3 million in aggregate, or 18.1% lower than in the 2020 period due to the elimination of one vessel.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2021, increased slightly due to three vessel drydockings completed in the second half of 2020.

Depreciation: Depreciation of $1.1 million for the three months ended March 31, 2021, was flat compared to the same period in 2020.

Gain from the sale of vessel, net: During the period ended March 31, 2020, we recorded a nominal gain from the sale of Pyxis Delta. No such gain was recorded for the comparable quarter in 2021.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended March 31, 2021 of $1.1 million, represented a decrease of $0.2 million or 13.4% from the period in 2020. The decrease was primarily attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2020.

Loss from debt extinguishment: For the three months ended March 31, 2021 we have recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, both of which are associated with the loan on the Pyxis Epsilon that was refinanced at the end of the most recent quarter. No such loss was recorded for the three months ended March 31, 2020.

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Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2021

Revenues, net	$6,635	$5,242

Expenses:
Voyage related costs and commissions	(1,682)	(961)
Vessel operating expenses	(2,728)	(2,508)
General and administrative expenses	(564)	(642)
Management fees, related parties	(181)	(149)
Management fees, other	(238)	(194)
Amortization of special survey costs	(49)	(101)
Depreciation	(1,095)	(1,091)
Gain from the sale of vessel, net	7	-
Operating income / (loss)	105	(404)

Other income / (expenses):
Gain from financial derivative instrument	3	-
Loss from debt extinguishment	-	(458)
Interest and finance costs, net	(1,318)	(1,141)
Total other expenses, net	(1,315)	(1,599)

Net loss	$(1,210)	$(2,003)

Dividend Series A Convertible Preferred Stock	-	(85)

Net loss attributable to common shareholders	$(1,210)	$(2,088)

Loss per common share, basic and diluted	$(0.06)	$(0.07)

Weighted average number of common shares, basic and diluted	21,420,697	29,217,976

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Consolidated Balance Sheets

As of December 31, 2020 and March 31, 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2020	March 31, 2021 (unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,620	$16,613
Inventories	681	486
Trade accounts receivable	672	352
Less: Allowance for credit losses	(9)	(9)
Trade accounts receivable, net	663	343
Due from related parties	2,308	1,680
Prepayments and other assets	133	144
Total current assets	5,405	19,266

FIXED ASSETS, NET:
Vessels, net	83,774	82,683
Total fixed assets, net	83,774	82,683

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,417	2,450
Deferred charges, net	1,594	1,493
Total other non-current assets	4,011	3,943
Total assets	$93,190	$105,892

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$3,255	$4,453
Promissory note, current portion	-	1,000
Trade accounts payable	3,642	3,429
Hire collected in advance	726	-
Accrued and other liabilities	677	709
Total current liabilities	8,300	9,591

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	50,331	41,425
Promissory note, net of current portion	5,000	4,000
Total non-current liabilities	55,331	45,425

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 141,186 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and March 31, 2021, respectively)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 37,177,965 shares issued and outstanding as at December 31, 2020 and March 31, 2021, respectively)	22	37
Additional paid-in capital	79,692	103,079
Accumulated deficit	(50,155)	(52,240)
Total stockholders’ equity	29,559	50,876
Total liabilities and stockholders’ equity	$93,190	$105,892

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Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2021

Cash flows from operating activities:
Net loss	$(1,210)	$(2,003)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,095	1,091
Amortization of special survey costs	49	101
Amortization of financing costs	99	62
Loss from debt extinguishment	-	458
Gain from financial derivative instrument	(2)	-
Gain on sale of vessel, net	(7)	-
Changes in assets and liabilities:
Inventories	(123)	195
Trade accounts receivable, net	114	320
Prepayments and other assets	88	(11)
Special survey cost	(119)	-
Trade accounts payable	(847)	(347)
Due to related parties	(5,859)	628
Hire collected in advance	(960)	(726)
Accrued and other liabilities	118	81
Net cash used in operating activities	$(7,564)	$(151)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	-
Ballast water treatment system installation	(56)	-
Net cash provided by investing activities	$13,141	$-

Cash flows from financing activities:
Proceeds from long-term debt	-	17,000
Repayment and prepayment of long-term debt	(6,449)	(24,830)
Gross proceeds from issuance of common stock	-	25,000
Common stock offerings costs	(11)	(1,737)
Proceeds from conversion of warrants into common shares	-	202
Preferred stock dividends paid	-	(82)
Payment of financing costs	-	(376)
Net cash (used in) / provided by financing activities	$(6,460)	$15,177

Net (decrease) / increase in cash and cash equivalents and restricted cash	(883)	15,026

Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037

Cash and cash equivalents and restricted cash at the end of the period	$4,293	$19,063

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2021, we were required to maintain minimum liquidity of $2.45 million. Total cash and cash equivalents, including restricted cash, aggregated to $19.1 million as of March 31, 2021.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of December	As of March
	31, 2020	31, 2021
Funded debt, net of deferred financing costs	$53,586	$45,878
Promissory Note - related party	5,000	5,000
Total	$58,586	$50,878

Our weighted average interest rate on our total funded debt for the three months ended March 31, 2021 was 7.3%. However, the refinancing of the Eighthone Loan mentioned below has helped reduce our overall interest rate to less than 4.5%, currently.

Issuance of shares: On January 4 and April 2, 2021, following the second amendment to the Amended and Restated Promissory Note dated May 14, 2019 (the “Amended and Restated Promissory Note”) entered into by us and Maritime Investors Corp. (“Maritime Investors”), we issued 64,446 and 47,827, respectively, of our common shares at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, in order to settle part of the interest charged on the Amended and Restated Promissory Note.

Pyxis Regains Compliance with NASDAQ’s Minimum Closing Bid Price Rule: On July 2, 2020, NASDAQ had notified us of our noncompliance with the minimum bid price of $1.00 over the previous 30 consecutive business days as required by the listing rules of the NASDAQ Stock Market. On December 29, 2020, we received written notification granting us a 180-day extension, or until June 28, 2021, to regain compliance with the minimum bid price requirement. Subsequently, from January 28, 2021 to February 16, 2021, our closing bid price for our common shares was $1.00 per share or greater and, on February 17, 2021, NASDAQ informed us that we had regained compliance with the exchange’s minimum closing bid price rule (NASDAQ Listing Rule 5550(a)(2)). Our share price is currently below $1.00 and we may not be in compliance with this rule in the near future.

Closing of $25.0 Million Private Placement of Common Stock: On February 24, 2021 we announced that we had closed our definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We used a portion of the net proceeds from the offering for the repayment of outstanding indebtedness and will use some of the remaining proceeds for the vessel acquisition mentioned below. The securities offered and sold by us in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Any resale of our shares under such resale registration statement will be made only by means of a prospectus.

Series A Preferred Share Conversions & Warrant Exercises: Since January 1, 2021 through May 28, 2021, an aggregate of 40,289 of Series A Preferred Shares were converted into 720,423 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares.

Refinancing of Eighthone Loan: On March 30, 2021, we announced that we had successfully completed the refinancing of a previous $24 million loan facility secured by the Pyxis Epsilon (the “Eighthone Loan”) with a $17 million loan which has an interest rate of Libor plus 3.35% and is repayable over 5 years. Approximately $7.275 million in cash was also used in this refinancing. This loan refinancing resulted in an interest rate savings of approximately 7.5% per annum with scheduled principal amortization of $1.2 million per year.

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Vessel Acquisition: On April 29, 2021, we announced that we have entered into a definitive agreement with an unaffiliated third party to purchase a medium range product tanker of approximately 47,000 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase price of $20 million is expected to be funded by a combination of bank debt and cash. We have received a Commitment Letter from a European bank to provide a $13.5 million secured loan which is repayable over seven years. The facility is priced at Libor plus 4.8%. We have posted a $3 million deposit and will use available cash to fund the balance of the vessel purchase price and associated working capital. It is anticipated that the acquisition and the loan, which are subject to customary closing conditions, will be completed by early July 2021.

Monthly Series A Preferred Stock Dividend: During the months of January through May 2021, we paid cash dividends of $0.1615 per Series A Preferred Share for each month.

Update on Shares Issued and Outstanding: As of May 28, 2021, we had 37,225,792 issued and outstanding common shares, 141,186 Series A Preferred Shares and 1,590,540 warrants (exclusive of non-tradeable underwriter’s warrants of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per common share, respectively). As of that date, Mr. Valentis beneficially owned 17,592,857 or approximately 47.3% of our outstanding shares.

Restructuring of Amended and Restated Promissory Note: On May 27, 2021, the Board of Directors of the Company approved and Maritime Investors agreed to the restructuring of the existing unsecured Amended and Restated Promissory Note on the following basis: a) repayment of $1 million in principal, b) conversion of $1 million of principal into restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of this press release, and c) remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, payable quarterly in cash.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment, gain/(loss) on sale of vessel and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

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In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

(In thousands of U.S. dollars)	Three Months Ended March 31,
	2020	2021
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,210)	$(2,003)

Depreciation	1,095	1,091

Amortization of special survey costs	49	101

Interest and finance costs, net	1,318	1,141

EBITDA	$1,252	$330

Loss from debt extinguishment	-	458

Gain from financial derivative instrument	(3)	-

Gain from the sale of vessel, net	(7)	-

Adjusted EBITDA	$1,242	$788

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

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Recent Daily Fleet Data:
(Amounts in U.S.$, unless otherwise stated)		Three Months Ended March 31,
		2020 *	2021
Eco-Efficient MR2: (2 of our vessels)
	Daily TCE	15,676	13,679
	Opex	5,915	6,324
	Utilization %	97.3%	100.0%
Eco-Modified MR2: (1 of our vessels)
	Daily TCE	14,875	10,856
	Opex	6,664	6,660
	Utilization %	100.0%	100.0%
Small Tankers: (2 of our vessels)
	Daily TCE	5,603	6,785
	Opex	4,962	4,278
	Utilization %	81.3%	68.9%
Fleet: (5 vessels) *
	Daily TCE	11,917	10,865
	Opex	5,683	5,573
	Utilization %	91.4%	87.6%

* Pyxis Delta, a standard MR, was sold on January 13, 2020, and has been excluded from the calculations for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on Wednesday, June 2, 2021.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Wednesday, June 9, 2021. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events & Presentations under our Investor Relations page.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/3201198/4BE2EC8DC18160716E9453CD23DAC04C

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

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Pyxis Tankers Fleet (as of June 1, 2021)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day [1]	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$14,000	June 2021
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$14,000	June 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$12,000	July 2021
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

1)	Charter rates are gross and do not reflect any commissions payable.
2)	Pyxis Theta is scheduled to have her intermediate survey during the third quarter of 2021 with expected off-hire of 5 days and estimated cost of $0.1 million.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “should,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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